SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Wells Fargo & Company

NAME OF PERSON RELYING ON EXEMPTION: Committee for Better Banks

ADDRESS OF PERSON RELYING ON EXEMPTION: 501 Third Street, N.W., Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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April 11, 2023

At the Wells Fargo Corporation (NYSE: WFC) Annual Meeting on April 25, 2023 please vote FOR proposal 11 requesting that the board adopt a policy committing to respect fundamental labor rights and disclose a due diligence process to identify, prevent, mitigate and account for any violations of these rights, including how it will remedy any misaligned practices.

Dear Wells Fargo Shareholders:

We urge you to support a shareholder proposal that has been submitted by the AFL-CIO Reserve Fund requesting that Wells Fargo publicly commit to respect the international human rights of freedom of association and collective bargaining throughout its global operations. Wells Fargo’s current human rights-related policies do not specifically address these fundamental human rights protected under international legal standards including the

International Labour Organization’s Declaration on Fundamental Principles and Rights at Work (ILO Fundamental Principles), United Nations’ Guiding Principles on Business and Human Rights

(UN Guiding Principles) and Universal Declaration of Human Rights (Universal Declaration). Such commitments are particularly salient at Wells Fargo considering previous allegations of labor rights violations and inadequate labor rights legal protections in jurisdictions where it operates.

International Labor Rights Standards

Increasingly, investors are calling on companies to recognize the importance workforce issues have to the sustainability of an enterprise. Freedom of association and to join and form trade unions are fundamental human rights enshrined in Article 20 and Article 23 of the Universal Declaration. Collective bargaining is a closely tied human right and is rooted in the ILO Conventions and reaffirmed in the ILO Fundamental Principles. According to the ILO, “freedom of association refers to the right of workers … to create and join organizations of their choice freely and without fear of reprisal or interference” and collective bargaining “allows workers to negotiate their working conditions freely with their employers.”

Freedom of Association is also recognized as core to the United Nations’ 2030 Sustainable Development Agenda’s Sustainable Development Goals which includes protection of the “labour rights for all workers” and the protection of all fundamental freedoms. Further, the Organisation for Economic Co-operation and Development (OECD) states that freedom of association and collective bargaining are essential contributors to a sustainable and inclusive economy.

In its opposition statement, Wells Fargo states that it “respects applicable local laws related to freedom of association and collective bargaining,” however merely respecting local laws does not meet the request of this proposal, and in fact, in many jurisdictions, including the U.S., is a lower bar than international standards. In 1999, a U.S. government report concluded that

“there are aspects of this system [U.S. Labor Law] that fail to fully protect the right to organize and bargain collectively of all employees in all circumstances.” Labor rights academician Lance Compa argues, “Some provisions of U.S. law openly conflict with international norms and create formidable legal obstacles to the exercise of freedom of association.” It is worth noting, however, that the United States commonly pushes for labor standards to track ILO fundamental norms in bi-lateral and multilateral trade agreements.

Wells Fargo’s largest international operations are in India and the Philippines. The 2022 ITUC Global Rights Index cited the Philippines and India, as countries with no guarantee of rights, explaining that such countries are “the worst countries in the world to work in. While the legislation may spell out certain rights, workers have effectively no access to these rights and are therefore exposed to autocratic regimes and unfair labour practices.” According to the U.S. Department of State, in India “[t]he law provides for the right to form and join unions and to bargain collectively, but there is no legal obligation for employers to recognize a union or engage in collective bargaining.” And in the Philippines, “[t]hreats and violence against trade union leaders [have] continued.” A special ILO tripartite mission to the Philippines has called for the establishment of a presidential commission to investigate extrajudicial killings of workers and ensure freedom of association.

Allegations of Labor Rights Violations

Last year, several Wells Fargo employees accused the company of interfering with their exercise of freedom of association rights. In November of 2022, the Communications Workers of America (CWA) filed an Unfair Labor Practice (ULP) change with the National Labor Relations

Board (NLRB) on behalf of a worker alleging that Wells Fargo’s restrictive distribution/solicitation rules interfered with efforts to unionize a call center in Salt Lake City, Utah and another on behalf of a worker trying to unionize a call center in Hillsboro, Oregon that alleged worse working conditions as retaliation for engaging in protected concerted activity. Additionally, the NLRB has open ULPs filed on behalf of Wells Fargo employees in Redding, California; San Antonio, Texas; Lake Havasu City, Arizona and Boise, Idaho. n

Furthermore, comments at a Senate hearing in 2022 by Wells Fargo’s CEO Charlie Scharf raise concerns. After the CWA Committee on Better Banks wrote to Senate Banking Committee Chairman Sherrod Brown to announce that Wells Fargo employees were seeking to exercise their freedom to join a union, Senator Brown asked Wells Fargo CEO if management would remain neutral. Wells Fargo’s CEO responded that he believes the company should have a “direct relationship with employees, so no.”

History of Retaliation Against Workers

Wells Fargo claims that employee concerns are adequately conveyed by speaking with managers, an ethics hotline, employee surveys, and town halls. However, employees have alleged that they were fired for reporting misconduct related to the fake accounts scandal, a malfeasance that led to the Federal Reserve constraining the company’s growth. The U.S.

Occupational Safety & Health Administration ordered Wells Fargo to pay $22 million in damages for violating whistleblower protection provisions of the Sarbanes-Oxley Act to a terminated employee who had voiced concerns to area managers and the corporate ethics line regarding conduct they believed violated relevant financial laws, including wire fraud. Further, a terminated employee has alleged that the company conducted fake job interviews to satisfy its requirements to consider diverse candidates.

Human Rights Impact Assessment Recommendations

This proposal is in line with “Priority Recommendations of the Wells Fargo Human Rights Impact Assessment and Actions in Response” published in February 2022. One of the recommendations made by the third-party human rights assessor was that “Wells Fargo should consider prioritizing the issuance of a comprehensive human rights policy and providing training to the bank’s leadership and senior management regarding the [UN Guiding Principles].”

According to a human rights policy guide published by the Office of the High Commissioner for

Human Rights, the leading United Nations’ entity in the field of human rights, a commitment to the ILO’s Declaration on the Fundamental Principles and Rights at Work is a key component of a comprehensive human rights policy. Further, the UN Guiding Principle number 12 specifies the responsibility of companies to respect the “entire spectrum of internationally recognised human rights – understood, at a minimum, as those expressed in the International Bill of

Human Rights and the principles concerning fundamental rights set out in the ILO’s Declaration on Fundamental Principles and Rights at Work.”

The Business Case for Non-Interference

A recent whitepaper by Trillium Asset Management summarizes studies showing that unions can have significant benefits on turnover, productivity, and health and safety. It further highlights that anti-union activity may result in reputational risk to a company’s brand and goodwill, particularly in light of the growing public approval rating of unions in recent years.

Further, union membership has been shown to have a positive impact on retention, in some cases reducing departures by as much as 65%, a significant reduction given that companies can spend approximately 20% of a worker’s salary to replace a single position. One study showed that non-union members demonstrated a mean intention to leave of 4.07 compared to unionized members’ intention of 2.87 on a scale of 1-10. Collective bargaining can be used to improve work-life balance, fair scheduling and job advancement, which can then motivate workers to remain at their current company, reducing turnover. Both companies and its shareholders benefit from high rates of retention, particularly in high contact customer services areas like that of Wells Fargo. For example, a study of Bank of America centers noted that as employee turnover increased, customer satisfaction dropped, impacting the return on assets to shareholders. We also have instructive examples of the benefits of unionization with regards to productivity in the international context. A Norwegian study found that an increase in union density of 1% raised overall firm productivity by 1.7%-1.%.

For the reasons discussed above, we urge you to support proposal 11 requesting that Wells Fargo adopt and disclose a policy on its commitment to respect the international human rights of freedom of association and collective bargaining.

ABOUT US: The Communications Workers of America’s Committee for Better Banks is a coalition of labor unions, community organizations, and bank workers including employees of Wells Fargo who are seeking to form a union at Wells Fargo. The Communications Workers of America is affiliated with the AFL-CIO who is the sponsor of proposal 11. For more information, please contact the Committee for Better Banks, Communications Workers of America, 501 Third Street, NW, Washington, D.C. 20001, at staff@betterbanks.org or visit www.betterbanks.org.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED. Please execute and return your proxy card according to Wells Fargo’s instructions.